UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 5, 2017

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Release of restated historical financial information following the previously communicated changes in Credit Suisse’s organizational structure
Zurich, April 5, 2017 Credit Suisse today released restated financial history arising from the changes to the divisional and organizational reporting structure of the Swiss Universal Bank and Asia Pacific divisions, as previously communicated. The changes do not impact the consolidated results of Credit Suisse Group.

As announced in December 2016 at our Investor Day and in connection with the publication of our 4Q16 Earnings Release, Credit Suisse Group implemented a reorganization and change to financial reporting for our Swiss Universal Bank (SUB) and Asia Pacific divisions. Credit Suisse today released restated historical financial information with respect to both of these divisions for all quarters from 2014 to 2016 as well as for the full years 2012 and 2013. Beginning with Credit Suisse’s 1Q17 results, to be released on or about April 26, 2017, the results of these two divisions will be disclosed according to the amended reporting structure.

Additionally, the changes do not impact the consolidated results of Credit Suisse Group.

Effective January 1, 2017, SUB commenced serving its clients through the following four dedicated business areas in order to better serve its Swiss client base: Private & Wealth Management Clients and Premium Clients within the Private Clients business (formerly Private Banking), and Corporate Clients and Institutional Clients within the Corporate & Institutional Clients business (formerly Corporate & Institutional Banking). The most significant change which arises pursuant to this modification in organizational structure relates to the transfer of the external asset managers business from the former Private Banking business to the former Corporate & Institutional Banking business.

In our Asia Pacific division, our wealth management, financing and underwriting and advisory teams are working more closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our new Wealth Management & Connected business now encompasses our activities in wealth management (formerly Private Banking) as well as financing, underwriting and advisory for this important client group (formerly part of Investment Banking). Our new Markets business (formerly part of Investment Banking) represents our existing fixed income and equities trading business in Asia Pacific, which continues to support our wealth management activities, but also deals extensively with a broader range of institutional clients. Margin calculations for the Wealth Management & Connected business remain aligned with the performance metrics of the former Private Banking business and its related assets under management.

A spreadsheet providing the restated historical financial information can be found under www.credit-suisse.com/results.

The new reporting is consistent with the recent commentary with regard to the performance of our Asia Pacific division where trends in 1Q17 are broadly similar to 4Q16. These trends reflect continued momentum in our Wealth Management & Connected business, but a subdued environment for our

Media Release
April 5, 2017 Page 2/3

Markets business. In IWM, our Asset Management business benefitted from private equity and investment gains of CHF 45 million and CHF 24 million in 1Q16 and 2Q16 respectively.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Certain statements in this media release are based on preliminary estimates and assumptions. Actual results may differ. This information has not been subject to any review by our independent registered public accounting firm. Quarterly financial results for the first quarter of 2017 will be included in our 1Q17 Earnings Release.

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in about 50 countries worldwide. The group employs approximately 47,170 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and developments affecting interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–
the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;

–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	the risk of cyberattacks on our business or operations;
–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
–	the potential effects of proposed changes in our legal entity structure;
–	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;

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April 5, 2017 Page 3/3

–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation, regulatory proceedings and other contingencies; and
–	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Stephan Flückiger
Stephan Flückiger
Date: April 5, 2017		Director